

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Sapeno Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sapeno Inc. (a New York Corporation) (the "Company") as of November 30, 2020, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sapeno Inc. as of November 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sapeno Inc.'s management. Our responsibility is to express an opinion on Sapeno Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sapeno Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Sapeno Inc.'s financial statements. The supplemental information is the responsibility of Sapeno Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sapeno Inc.'s auditor since 2015.

KBL, LLP

KBL, LLP
New York, NY
December 31, 2020

535 Fifth Avenue, 30th Floor, New York, NY 10017   212.785.9700

SAPENO INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2020

ASSETS

Cash	$	29,871
Accounts receivable		27,000
Prepaid expenses and other		1,881
Total assets	$	58,752

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	9,981
Deferred fees		2,000
Total liabilities		11,981
Shareholder's Equity		
Common stock, no par value, authorized 200 shares,		
issued and outstanding 100 shares		5,000
Additional paid-in capital		1,721,123
Accumulated deficit		(1,679,352)
Total shareholder's equity		46,771
Total liabilities and shareholder's equity	$	58,752

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Sapeno Inc. (the "Company" or "Sapeno") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It had been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York and has its principal business location in London, England. It is a wholly owned subsidiary of Sapeno Partners LLP ("SP") which is based in London, United Kingdom.

The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company's revenues are from advisory fee services. Fees are accrued when earned. In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on May 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Revenue Recognition (continued)</u>

The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company. The Company receives management fees for introduction to US Investors. Revenue is recognized and billed when services are performed. Management fee contracts are for multiple years. The Company is compensated by a percentage of the Asset Manager's money management fee. These fees are paid in arrears to the Asset Manager, usually within 45 days, after the end of each calendar quarter or month depending on the payment time frame of the particular strategy. The Company is then paid within 30 days after such fees are received by the Asset Manager. The Company measures completion based on services performed as per the agreements with the customers. Costs of providing services, including services accounted for in accordance with ASC 340-40-25, are expensed as incurred. If it is determined that services were not fully completed or are for a monthly fee for a period of time, revenue is deferred over the life of that agreement and amortized into current year revenue ratably over the life of the agreement.

<u>Accounts Receivable</u>

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of November 30, 2020, the Company has not recorded an allowance for any potential non-collection.

<u>Income Taxes</u>

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is unlikely to be recognized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The principal components of the deferred tax assets relate to net operating loss carryovers. As of November 30, 2020, the Company had net operating loss carryovers approximating $1,392,000 Federal and state purposes. The net operating loss carryovers expire at various dates through 2039, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $404,000 has been provided on the deferred tax asset at November 30, 2020. The decrease in the valuation allowance in the year ended November 30, 2020 was approximately $54,000. Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryovers when the stock ownership of one or more 5% shareholders (shareholders owning 5% or more of the Company's outstanding capital stock) has increased by more than 50 percentage points.

On December 22, 2017, Public Law 115-97, informally referred to as the Tax Cuts and Jobs Act ("the TCJA") was enacted into law. The TCJA provides for significant changes to the U.S. Internal Revenue Code of 1986, as amended, that impact corporate taxation requirements. Effective January 1, 2018, the federal tax rate for corporations was reduced from 35% to 21% for US taxable income and requires one-time remeasurement of deferred taxes to reflect their value at a lower tax rate of 21%. Also, mandatory repatriation of untaxed foreign earnings and profits will be taxed at 15.5% to the extent the underlying assets are liquid and 8% on the remaining balance.

There are other provisions to the TCJA, such as conversion of a worldwide system to a territorial system, limitations on interest expense and domestic production deductions, which will be effective in fiscal 2019. The Company anticipates its effective tax rate to be 28% to 30%, excluding the one-time impact of the TCJA for fiscal 2018 primarily due to the reduction in the federal tax rate. The Company's actual effective tax rate for fiscal 2019 may differ from management's estimate due to changes in interpretations and assumptions. Due to the timing of enactment and complexity of the TCJA, the Company is unable to estimate a reasonable range of the one-time impact associated with mandatory repatriation, remeasurement of deferred taxes and other provisions of the TCJA.

The Company follows ASC 740 rules governing uncertain tax positions, which provides guidance for recognition and measurement. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognition, classification and disclosure of these uncertain tax positions.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended November 30, 2019, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three-year statute of limitations by major tax jurisdictions and remains subject to examination for the year ended November 30, 2018 to November 30, 2020. The Company files income tax returns in the U.S. federal jurisdiction and New York State.

Accounting basis

The Company uses the accrual basis of accounting for financial statements and income tax reporting. Accordingly, revenues are recognized when services are rendered, and expenses realized when the obligation is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments:

The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At November 30, 2020, the Company had net capital of $19,890 which was $14,890 in excess of the FINRA minimum net capital requirement of $5,000.

4. SHAREHOLDER'S CONTRIBUTED CAPITAL

At the time of its incorporation in New York, the Company was authorized to issue 200 shares of its no par value common stock. In 2002, the Company issued 100 shares of its no par value common stock for $5,000. The Company has received shareholder contributions of additional paid-in capital net of return of capital aggregating $1,721,123 from inception (July 12, 2002) through November 30, 2020.

5. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

6. CONCENTRATION OF CUSTOMER REVENUES

For the year ended November 30, 2020, two customers accounted for 93% of the Company's revenues. One customer accounted for 100% of accounts receivable as of November 30, 2020. Major customers are those that account for more than 10% of revenue.

7. COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

8. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

9. COVID-19

During the third and fourth quarter of 2020, Coronavirus Disease (COVID-19) has begun causing major disruptions to the economy. The financial impacts to the Company will likely result in significantly reduced revenues for at least the first quarter of 2021, and possibly beyond. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

9. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, November 30, 2020, and December 31, 2020, when the financial statements were issued. All subsequent events requiring recognition as of December 31, 2020, have been incorporated into these financial statements herein.

SAPENO INC.

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

NOVEMBER 30, 2020

Sapeno Inc. does not claim an exemption from SEC Rule 15c3-3 and is in reliance on footnote 74 to SEC Release 34-70073. The Company represents that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The Company's transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended November 30, 2020 without exception.

Signature:  _____

Richard Malpas, CEO



Report of Independent Registered Public Accounting Firm

To the Directors of
Sapeno Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Sapeno Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sapeno Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Sapeno Inc. stated that Sapeno Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Sapeno Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sapeno Inc. 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

KBL, LLP
New York, NY
December 31, 2020

535 Fifth Avenue, 30th Floor, New York, NY 10017   **212.785.9700**